REALPAGE, INC.
4000 International Parkway
Carrollton, Texas 75007

August 20, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Craig D. Wilson, Senior Assistant Chief Accountant
Eiko Yaoita Pyles, Staff Accountant

RE:     RealPage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-34846

Ladies and Gentlemen:
On behalf of RealPage, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 6, 2015 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 filed March 2, 2015 (File No. 001-34846).
In this letter, we have recited the comment from the Staff letter in italicized, bold type and followed that comment with the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 43

1.
Your response to comment 2 indicates that presenting details of the on demand revenue by product group might provide a clearer way of understanding the various portions of the target markets that the Company’s solution offerings serve. We also note that you provided details of the performance of each product during the fourth quarter 2014 and first quarter 2015 earnings call. Please tell us whether you believe this information would be helpful to investors and other users in understanding the company’s financial condition and operating results, and the basis and reasons for your determination. In your response, please also tell us what consideration was given to disclosing this information under ASC 280-10-50-40.

Management’s response:
The Company is a provider of over 60 individual on demand software and software enabled solutions (i.e. on demand product centers), on premise software solutions, and professional and other solutions to over 11,500 customers within the rental housing industry. The Company’s on demand software and software enabled solutions consist of similar product centers that are delivered to customers via the Company’s cloud-based, software-as-a-service platform. The Company’s on demand platform is designed to serve as a single system of record for all of the constituents of the rental housing ecosystem, including owners, managers, prospects, renters and service providers, and to support the entire renter life cycle from prospect to applicant to residency or guest to post-residency or post-stay. On demand product centers are developed through a uniform design and coding process by the Company’s consolidated product development team. Additionally, on demand product centers are marketed and sold to owners and managers of assets in the rental housing industry through the Company’s direct sales organization.
On premise software solutions consist of software product centers that are delivered to customers and maintained and accessed locally on the customers’ hardware and IT infrastructure. The Company no longer develops or actively markets legacy on premise software solutions to new customers. On premise software solutions are licensed to only a small portion of the Company’s existing on premise customer base as those customers expand their portfolio of rental housing properties.
Professional and other solutions consist of consulting and implementation services, training and other ancillary products and services. The Company complements its various solutions with professional and other services for customers willing to invest in enhancing the value or decreasing the implementation time of the Company’s solutions.
In preparing this response, the Company considered the guidance contained in ASC 280-10-50-40, which states, “A public entity shall report the revenues from existing customers for each product and service or each group of similar products and services unless it is impracticable to do so.” In accordance with the entity-wide disclosure requirement of ASC 280-10-50-40, the Company discloses revenue on the face of the consolidated statements of operations from its similar product and service offerings in the three categories described above: on demand, on premise, and professional and other.
As noted in the Company’s July 31, 2015 response to comment 2, management believes that the financial condition and operating results of the Company are best understood through a description of the Company’s success in adding new customers and rental units managed by these customers, in conjunction with the Company’s ability to penetrate its customer base with additional product centers in the aggregate, which is measured in terms of revenue per unit, or RPU. As the Company’s on demand solutions have continued to displace on premise solutions and the Company has experienced varying adoption of on demand product centers within its customer base from period to period, the Company has determined that investors and other users may benefit from enhanced disclosure around revenue from its on demand product centers.
As a result, to provide insight into areas where the Company’s customers are adopting its various on demand product centers, the Company has provided investors and other users with additional information related to on demand revenue in its quarterly conference calls and other investor disclosures through grouping revenue from on demand product centers in four broad groupings in terms of functionality and major customer needs as follows: leasing and marketing, property management, resident services, and asset optimization. Although management believes that these groupings provide a helpful way to understand the functionality and adoption of the Company’s on demand product centers, this does not represent the organizational structure of the business, nor is it reflective of how management measures or assesses the Company’s financial condition and operating results. Additionally, the Company does not produce any discrete financial reports indicating profitability at the four product grouping levels and as a result, no such reports are provided to or reviewed by the Chief Operating Decision Maker.
Upon further consideration, given that it may be useful to investors and other users to understand trends in the adoption of the Company’s various on demand product centers grouped by target markets served, the Company intends to include narrative disclosure of drivers of on demand revenue in terms of the four broad product groupings as described above, or in other product groupings in the future to the extent management determines it might be useful to investors and other users, in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings with the Commission.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to the undersigned by telephone to 972-820-3770 or by facsimile to 972-820-3932. Thank you for your assistance.

Respectfully submitted,

/s/ W. Bryan Hill
W. Bryan Hill Executive Vice President, Chief Financial Officer and Treasurer

cc: David G. Monk, RealPage, Inc.

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